Exhibit 12.2

Potomac Electric Power Company

		For the Year Ended December 31,
	Nine Months Ended September 30, 2011	2010	2009	2008	2007	2006
	(millions of dollars)
Net income	$88	$108	$106	$116	$125	$85

Income tax expense (a)	32	37	76	64	62	58

Fixed charges:
Interest on long-term debt, amortization of discount, premium and expense	76	101	103	95	86	77
Other interest	8	10	11	11	12	13

Total fixed charges	84	111	114	106	98	90

Income before income tax expense, and fixed charges	$204	$256	$296	$286	$285	$233

Ratio of earnings to fixed charges	2.43	2.31	2.60	2.70	2.91	2.59

Total fixed charges, shown above	84	111	114	106	98	90
Preferred dividend requirements, adjusted to a pre-tax amount	—	—	—	—	—	2

Total fixed charges and preferred dividends	$84	$111	$114	$106	$98	$92

Ratio of earnings to fixed charges and preferred dividends	2.43	2.31	2.60	2.70	2.91	2.54

(a)	Concurrent with the adoption of FASB guidance on taxes (ASC 740) in 2007, amount includes interest on uncertain tax positions.